AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 FORM 10 - SB/A
                                 Amendment No. 1

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ENOVA HOLDINGS, INC.
                 (Name of Small Business Issuer in its Charter)

                           NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

                                   33-0803552
                       (IRS Employer Identification No.)

                     1196 E. WILLOW STREET, LONG BEACH, CA
                    (Address of Principal Executive Offices)

                                      90806
                                   (Zip Code)

                                 (562) 426-1321
                (Company's Telephone Number, Including Area Code)



SECURITIES TO BE REGISTERED UNDER 12(G) OF THE ACT:

TITLE OF EACH CLASS TO BE SO REGISTERED:  NONE

NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED:  N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                  COMMON STOCK
                              (Title of Each Class)

                                 $.001 PER SHARE
                                   (Par Value)

PART  I

Item 1.   Description of Business

Business Development

         Enova Holdings, Inc. ("Enova") is a corporation duly incorporated, validly existing and is in good standing under the laws of Nevada. Enova previously known as Yes Lifestyles, Inc. ("YSI") incorporated under the laws of Nevada on May 1, 1998 and amended its name to Enova on December 7, 1998. As of this date, Enova had no ongoing operations.

         On February 1, 1999, Enova and The Hartcourt Companies, Inc. ("Hartcourt") entered into a Share Purchase Agreement in which Hartcourt acquired one (1) share of Enova which represented all of the issued and outstanding shares of the company, making Enova a wholly owned subsidiary of Hartcourt.

         On March 1, 1999, Enova and Hartcourt executed an Exchange Agreement whereby Hartcourt exchanged all of its ownership interest in two wholly owned subsidiaries, Pego Systems, Inc. ("Pego") and Electronics Component Systems, Inc. ("ECS"), collectively the "subsidiaries," for 4,709,788 additional shares of Enova.

         On March 1, 1999, Enova and Hartcourt entered into a Distribution Agreement pursuant to which Hartcourt agreed to distribute to all Hartcourt shareholders of record on March 31, 1999 all of the 4,709,789 shares of common stock of the Enova and to file, within a reasonable period of time following such distribution, a Registration Statement on Form 10-SB to cause the distributed shares of Enova to be registered under the Securities Act of 1934.

         As a result of the Share Purchase Agreement, the Exchange Agreement and the Distribution Agreement, each shareholder of record of Hartcourt on March 31, 1999 received one (1) share of Enova for every four (4) shares owned of Hartcourt. Following the distribution of Enova shares, both Enova and Hartcourt continue to operate as separate companies. All of Enova's operations and related assets and liabilities are held by Enova's subsidiaries.

Business of Issuer

Enova Holdings, Inc.

         Enova is a holding company as a result of spin-off of Pego and ECS by Hartcourt. Enova is currently doing business through its two wholly owned subsidiaries.

Pego Systems, Inc.

         Pego is a manufacturer's representative organization that offers a full line of value added service including distribution, service, and manufacturing of customer process equipment packages. Pego is the predominant industrial equipment source on the West Coast for air, gas and material handling equipment for the environmental, petrochemical, food service and other industries with similar requirements. Pego is a full service source providing in stock distribution capabilities for typical fabricated packages and service equipment; and sales representation for all equipment through major manufacturers of equipment, and is supported by engineering and fabrication capabilities for new equipment and upgrade requirements, and a service fleet providing factory authorized on-site service and repair; and factory authorized overhaul shop.

         Pego's primary product line includes compressors, blowers, fans, and ready to go standard fabrications as well as all the ancillary items needed to complement these industrial installations. Pego was founded as a manufacturer's representative of equipment in 1952. Pego expanded its representation and sales force and continually sought new opportunities. Pego began limited distribution that it supported by providing in-house repair services and receiving fabrication requests which it completed profitably, thus now completing the evolution to becoming a one stop equipment source by offering engineering and fabrication services.

         Pego's evolution continued with the opening in 1992 of a satellite service and sales facility in Novato, California; a sales office in Sacramento, California in 1994; a sales office in Seattle, Washington in 1998; and plans to open a sales office in Portland, Oregon. In 1998, Pego acquired Pacific Pneumatics, Inc., a competitor in Rancho Cucamonga, California, that has the ability to offer complementary products not available through Pego. Based on the success of its satellite office program, Pego intends to continue expanding this regional representation program by opening new offices in markets throughout the country that will enable Pego to maintain its growth.

         Currently, Pego has determined that its engineering and fabrication capabilities are well suited to pollution control systems necessary for most of today's industrial operations. In addition, opportunities exist for providing equipment and services for wastewater treatment plants and landfills in the United States and worldwide especially in evolving and emerging nations. Pego believes that this is a virtually untapped potential of new business with industrial plants in the United States discharging billions of gallons daily of water requiring treatment. Pego is already fabricating and shipping systems to China and other Asian countries providing management with experience in these markets.

Market Analysis

         Pego is involved in four inter-related markets. This includes the Distribution Market, Manufacturer's Representatives, Fabrication, and Repair and Service. The Distribution sales are growing at a strong rate. The sales for these products amounted to $1,600,000 in 1998 representing a 15% growth over the previous year. The Manufacturer's Representative sales have shown some growth but are generally flat. Some of this explained by the fact that we package more equipment, and the petrochemical market has been slow for the past two years. This is due to the plunge in oil prices and also the devaluation of the monetary value in the Pacific Rim countries where many large projects are on hold. This market is reviving. Our manufacturers whom we represent cater to those markets. The area of greatest growth in the service market is in the area of field repairs and complete installations.

         The upside potential for our products in each of the currently addressed markets over the next two years is further sales inroads into the food industry, which is one of the fastest growing industries in the non-computer tech fields. Also the environmental field includes wastewater treatment plants, landfill gas gathering, vapor extraction and soil remediation. All are areas with growth, stability and opportunities for our products.

         There are several thousand industrial plants in the United States that discharge billion gallons of water per day that need to be treated. This is above the municipalities that are growing and need more wastewater treatment. The number of plants combined in the USA and in the foreign countries, to which we have access, exceeds 20,000 plants. Based on the conditions introduced above, it is apparent that we will broaden our market coverage of the food, petrochemical and environmental industries. An altogether new application for some of our product would be tapping the metal finishing markets. Further opportunity for our product exists in pharmaceutical and general food processing industries.

Market Segment

         Key points in defining the market segment are the western states where we operate, and in the general processing industry. Currently, over 150 companies in the western states that are of our size or larger share the market. Users of air and gas handling machinery and complete systems are looking for quality and productivity improvements. Developments in air and gas handling machinery and complete systems cause us to increase our packaging and service capabilities.

         The stability of this market segment is good. This is based on the product category performance over the past 10 years. The machinery we sell is essential to many markets and will be unaffected by changes in the development of high tech equipment, since it cannot do the work of these standard products. The major market segments are: petrochemicals, wastewater treatment, environmental, pneumatic conveying and food processing. In the next two years it is estimated that there will be more than ten products distributed by Pego. The market potential for these products in our market is very strong even with only 5% of the overall market. We have an active customer base of over 600 companies and a turnover of new customers that is in the range of 4500 companies in the last 5 years.

Strengths

         In terms of product strength, Pego has several distinct advantages over the competition. First is world-class equipment in processing machinery and worldwide known product names. In marketing, our most powerful assets are our sales engineers. Pego has eight (8) sales engineers, all of who are extremely well trained in the sales of our equipment and complete systems. Our sales engineers have been with Pego for as long as 18 years. The longevity with our company gives our sales engineers great advantage during competitive situations because of their product knowledge, product training at the home factories of the companies that we represent and their rapport with their customers.

Weaknesses

         While there are some weaknesses inherent in our product lines, the only notable marketplace disadvantage is delivery times. The sales increases have out reached our principals manufacturing capacity. By mid year 2001, we expect to be in good position as production catches up with sales and thereby reduce this weakness considerable. Corporate weaknesses at this time consist of lack of fully integrated accounting system. Pego has brought on board an information technology coordinator to review Pego's immediate needs and offer solutions and implement a fully integrated accounting system.

Customer Profile

         The most typical customer for our product is someone who is in the processing field and who currently uses our product for food or chemical processing. It is likely that potential customers are going to be familiar with similar products, and that they will readily accept our product, provided that we market them effectively.

         Complementary products already in use by our customers include other air handling devices and are seen as a tremendous help in compelling customers to acquire and use our product. People are motivated to buy our product because of cost savings in operation.

Customer List

         Typical customers include all the major oil companies, chemical plants, power plants, A & E engineering firms, the food processing plants and municipalities with respect to land fills, wastewater treatment plants. All environmental clean up companies are deemed as our potential customers.

         To name some customers: Coca-Cola, Beatrice foods, Shell Oil, Exxon, British Petroleum, Bechtel Corporation, Fluor-Daniel Corporation, and Waste Management Inc.

Competition

         Companies that compete in this market are Roots, Paxton Blowers, MD Pneumatics and other blower manufacturers. All companies mentioned above charge competitive prices within 10% of our prices, both higher and lower. The major strengths of our competitors are name recognition and the major weaknesses of our competitors are lesser-trained sales representatives. Pego competes with national companies, several of whom are low cost market suppliers, and are based primarily in Pennsylvania and Ohio. United Blowers Co. and Universal Blower Co. have very low overhead operations. Pego has recently completed planning significant expansions. Furthermore, if the market continues to grow, the major national companies will likely devote greater resources to this segment. Our building in Long Beach has recently been expanded and rearranged to accommodate the future support staff.

         The major competitors' objectives and strategies are to win on price. The major competitors' most likely response to trends affecting our industry will be to reduce production and sales costs. Our products are positioned relative to our major competitors by price, quality and location.

         Key factors that have resulted in the present competitive position in this industry are improved efficiency and reduced operating noise level. Sales and profit ranking of major competitors in the industry have changed over recent years due to consolidation taking place in our industry. The rankings have changed because of the big companies buying out some of the smaller ones in the industry.

         Competitive threats today come from foreign manufacturers who are desperate to enter the domestic market and offer prices and services that are below cost. Pego's products perform in virtually all situations. The ability to offer a full range of product and services for air and gas handling equipment is unique in our industry.

         In all comparisons, Pego's products provide the same or more features and have superior performance than do many competitive products.

Cost Structure

         Pego opened a new facility in 1998 that increased our potential capacity by a factor of 15%. In conjunction with this expansion, Pego increased our marketing expense and other administrative overheads. If the market acceptance of our increased sale area is increased in proportion to the demographics of the new territory, profitability should increase as the additional overhead should far outweigh the increase in overall sales.

         Pego plans to add equipment and personnel to further increase sales and production capacity over a period of time. However, market opportunities for Pego products have encouraged us to accelerate our expansion plans. Pego would use additional financing to allow Pego to meet the expected growth in demand for our products.

Industry Growth

         The sale and consumption of our product has increased significantly over the past 23 years. Pego and its manufacturers, for who we distribute, are increasing their capacity in order to meet this growth. There can be no assurance, however, that the growth will continue at the present rate.

Economic Risks

         The economic risks affecting Pego are reduced oil prices and loss of monetary value of foreign currencies against the dollar. The best strategy for Pego is to increase domestic sales and increase the service part of our business. In addition, we are increasing the product lines we represent and the territory into which we sell them.

Legal and Government

         State and local ordinances or zoning laws will not likely change or have impact on the products that we distribute. Our products are in compliance with environmental laws. No government approval is required for any of our products that we represent for our principals. Environment law compliance is related strictly to Pego's paint booth that is licensed by the city, county and the State EPA regulatory agencies. Pego will stay abreast of legal issues facing our industry through the major contractors and available government publications.

Electronic Component Systems, Inc.

         ECS specializes in high technology contract manufacturing and assembly of printed circuit boards, phone and cable wires, coil winding and plastic injection parts. ECS is also a pioneer in the new technology of ball-grid array connection for the semi-conductor industry. ECS maintains manufacturing operations under maquiladora agreements in Nogales, Mexico. A substantial amount of ECS's cables and electronic components are manufactured and assembled at the Mexico facility by the maquiladora. ECS has smaller manufacturing facilities in Fremont, California and Chandler, Arizona and a distribution facility in Nogales, Arizona.

Item 2.           Management's Discussion and Analysis or Plan of Operation

Results of operations

         Since Enova had no operations in fiscal 1998, the accompanying financial statements for the year ended December 31, 1998 included only the cost of organization of Enova.

Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998:

         The accompanying financial statements of Enova for the year ended December 31, 1999 included operations of Enova and Pego. The accompanying financial statements for the year ended December 31, 1998 included operations of Pego for the twelve months ended December 31, 1998 and five months of operations of PPI from August 6, 1998 (date of acquisition by Pego) to December 31, 1998. Enova's investment in ECS was deemed as zero due to consistent losses in 1999 and 1998, respectively.

         The exchange of Pego and ECS was accounted for at historical cost since it qualified as a combination of entities under common control. Accordingly, the transaction was accounted for as a recapitalization of Pego, a combination of businesses under common control and an asset acquisition of securities of ECS. The financial statements subsequent to the acquisition are as follows: (1) the balance sheet includes the net assets of Enova and Pego historical cost; (2) the statement of operations includes the operations of Enova and Pego for the periods presented.

         Sales. Sales increased by approximately $338,500 or 5% for the year ended December 31, 1999 compared with 1998. This increase was primarily attributable due to acquisition of Pacific Pneumatics, Inc. in August 1998 and higher volume in repairs and service sales.

         Cost of sales. Cost of sales decreased by approximately $194,000 or (4%) for the year ended December 31, 1999 when compared with 1998. This decrease resulted primarily due to increase in higher margin products sales and increased margin in repairs and service sales. Gross margins increased by 5% in 1999 over 1998 due to the sales of higher margin products and higher margins in repairs and service sales in 1999.

         General & administrative expenses. General and administrative expenses increased by approximately $639,000 or (65%) and as a percentage of sales increased to approximately 23% in 1999 compared to 15% in 1998. Such increase was primarily due to increased administrative expenses, legal and accounting costs, and payroll expenses due to acquisition of Pego and ECS in March 1999.

         Sales and marketing expenses. Sales and marketing expenses increased by approximately $157,000 or (19%) and as a percentage of sales increased to approximately 14% in 1999 compared to 13% in 1998. The increase was primarily due to Enova's expanding direct sales and marketing activities.

         Net loss. Enova incurred a net loss of approximately $435,000 or (0.62%) for the year ended December 31, 1999 when compared to net loss of approximately $1,093,000 or (16.5%) during the same period of 1998. The reduction in loss resulted primarily due to the impairment of goodwill amounting to $991,000 recorded in 1998 compared to $ 0 in 1999, offset by increased general and administrative expenses and sales and marketing expenses incurred in 1999 when compared with 1998.

Liquidity and Capital Resources

         At December 31, 1999, Enova had cash and cash equivalents of approximately $63,000 and working capital deficiency of approximately $637,000. The company believes that its existing working capital deficit, legal fees associated with settlement of litigation together with funds generated from operations, will not be sufficient to provide for its planned operations for the foreseeable future. The company plans to sell its investment in Hartcourt common shares upon effectiveness of a registration statement filed by Hartcourt in February 2000 to register such shares. Management believes that actions are currently being taken to reduce expenses, generate cash by optimizing operations and thus pay-off the bank loans, will provide the opportunity for Enova to continue as a going concern.

         Enova regularly examines opportunities for strategic acquisitions of other companies or lines of business and anticipates that it may from time to time issue additional debt and/or equity securities either as direct consideration for such acquisitions or raise additional funds to be used, in whole or in part, in payment for acquired securities or assets. The issuance of such securities could be expected to have a dilutive impact on Enova's shareholders, and there can be no assurance as to whether or when any acquired business would contribute positive operating results commensurate with the associated investment.

Item 3.           Description of Property

         The corporate headquarters of Enova and Pego are located in Long Beach, California. These facilities are owned by the company and contain approximately 22,000 square feet of office, warehouse and production facilities. Enova has a promissory note on the facility bearing 8.5% interest per year, with monthly payment of $9,543 including principal and interest. The final payment on the promissory note is due on November 1, 2024. The production area is complete with cranes, forklifts, fabrication equipment, overhaul and service equipment, testing and certification equipment and a paint booth. The production facility is in compliance with all government certifications.

         Enova has two other facilities located in Novato, California and Chino, California. Novato facility is leased from the former owner of Pego and approximates 2,100 square feet. The monthly payments on this lease, which expires May 31, 2003, are $1,975. The facility includes a sales office, a small warehouse for certain high sales volume components and a shop for limited repairs. PPI's office, located in Chino is leased at $1,409 per month for a two-year term expiring on August 31, 2001. The lease has an option to renew for one additional year. The facility is approximately 2,200 square feet and supports Pore Poly production and filtration business.

Item 4.           Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of March 9, 2000 with respect to the beneficial ownership of common stock of the company, by each person known by Enova to own beneficially more than five percent of Enova's common stock, by each executive officer and director, and by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of March 9, 2000, there were 5,149,711 shares of common stock outstanding.


                                                                   Amount and
                                                                    Nature of
                                                              Beneficial Interest of
                                                                 $ .01 par value
                       Name and Address                           Common Stock             Percent
                     of Beneficial Owners                                                 of Class
         ---------------------------------------------------- ------------------------ ------------------

         International Banking Company Caribbean (IBOC) N.
         V.                                                   275,000                  5.3%
         C/O Enova Holdings, Inc.
         1196 E. Willow Street
         Long Beach, CA 90806

         ---------------------------------------------------- ------------------------ ------------------
          Nuoasis International Inc.                          325,000                  6.3%
          C/O Enova Holdings, Inc.
          1196 E. Willow Street
          Long Beach, CA 90806

         ---------------------------------------------------- ------------------------ ------------------

                                                                   Amount and
                                                                    Nature of
                                                              Beneficial Interest of
                                                                 $ .01 par value
                       Name and Address                           Common Stock             Percent
                     of Beneficial Owners                                                 of Class
         ---------------------------------------------------- ------------------------ ------------------
         Dr. Alan V. Phan (1)                                 1,123,752                22.0%
         Chairman of the Board
         1198 E. Willow Street
         Long Beach,  CA 908091

         ---------------------------------------------------- ------------------------ ------------------

Includes an aggregate of 250,000 shares issueable upon conversion of 250 shares of Original Preferred Stock. The sole holder of the 250 outstanding shares of Original Preferred Stock, Dr. Phan is entitled to elect 3/5 of the number of members of the Company's Board of Directors.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Identification of Directors and Executive Officers.

         Enova, pursuant to its Bylaws is authorized to maintain a three (3) member Board of Directors, and executive officers as needed. The directors and officers for fiscal 2000 are as follows:

-------------------------- -------------------------------------------- ------- ---------------------------------------
                                           Position
         Name                        Held with the Issuer                 Age              Dates of Service
-------------------------- -------------------------------------------- ------- ---------------------------------------

Dr. Alan Phan              Director, Chairman of the Board              55      March 1999 to present
Manu Ohri                  Director, President & CEO                    44      June 1999 to present
Fred Cohn                  Director, Vice President, Secretary          64      March 1999 to present

-------------------------- -------------------------------------------- ------- ---------------------------------------

         All directors of Enova hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers of Enova are elected by the Board of Directors and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

         Dr. Alan V. Phan, Chairman of the Board and Director. Dr. Phan has over 30 years of experience in business management. He obtained his academic training and degrees at Pennsylvania State University and Sussex College of Technology. As Executive Vice President of Em Kay Group and Eisenberg Company, he established 11 industrial projects including real estate developments in Asia and South America. Dr. Phan has been a founder and Chairman of the Board and Chief Executive Officer of Hartcourt since August 1990.

         Mr. Manu Ohri, President, Chief Executive Officer and Director. Mr. Ohri has over 19 years of diversified business management and operations experience in public and private companies. Mr. Ohri joined Enova in June 1999 as the President, CEO and Director of the company. From January 1997 to May 1999, Mr. Ohri served as Chief Operating Officer of Dynamic Cooking Systems, Inc., a privately held manufacturing company. From September 1989 to December
1996, Mr. Ohri held the position of Chief Financial Officer at Startel Corporation, a NASDAQ listed company in software development business. Mr. Ohri's multi-faceted experience includes operations, finance as well as administrative functions in the manufacturing, distribution and software development industries. Mr. Ohri is a member of the Board of Directors of Hartcourt since December 1999. Mr. Ohri is a Certified Public Accountant with over six years experience with Deloitte & Touche and PriceWaterhouseCoopers. Mr. Ohri earned his Masters degree in Business Administration from University of Detroit and Bachelors degree in Accounting from University of Delhi in India.

         Mr. Fred Cohn, Vice President, Secretary and Director. Mr. Cohn has over 30 years of diversified experience in business management. During the last five years, Mr. Cohn was a successful entrepreneur owning and operating medium size companies in the fields of transportation, entertainment, manufacturing and distribution. Mr. Cohn is a former member of the Board of Directors of The Hartcourt Companies, Inc., a NASDAQ listed company. Mr. Cohn obtained his law degree from New York School of Law and Bachelors degree in Accounting from Wilkes University.

BOARD OF DIRECTORS

         The Board of Directors is classified into three classes, with each class serving staggered three-year terms. The classification of the Board of Directors has the effect of generally requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the Board of Directors.

BOARD COMMITTEES

         The Board of Directors has established an Audit Committee and Compensation Committee. The Audit Committee, consisting of Dr. Phan and Mr. Ohri, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee will meet periodically with management and the independent auditors.

         The Compensation Committee, consisting of Dr. Phan and Mr. Ohri, establishes salaries, incentives and other forms of compensation for officers and other employees of Enova and administers the incentive compensation and benefit plans of the company.

DIRECTOR COMPENSATION

         On July 1, 1999, the Board of Directors adopted a director compensation plan pursuant to which Enova directors will be compensated as follows: (i) $10,000 annual retainer payable in quarterly installments for participation at up to four meetings of the Board of Directors; (ii) an immediately exercisable, nonqualified stock option to purchase 20,000 shares of common stock to be granted upon appointment to the Board of Directors, and (iii) an immediately exercisable, nonqualified stock option to purchase 5,000 shares of common stock to be granted on the day of each annual shareholders meeting during the non-employee director's service on the Board of Directors. Such options are to be granted as freestanding options and not under any stock option plan. The exercise price shall be the fair market value of a share of common stock on the date of grant. Directors are also reimbursed for reasonable expenses incurred in attending meetings of the Board of Directors and committees thereof.

Involvement in Certain Legal Proceedings.

         None to report.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the company's directors and officers and persons who own more than 10 percent of the company's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten percent shareholders are required by SEC regulation to furnish the company with copies of all Section 16(a) reports filed.

         Based solely on its review of the copies of the reports it received from persons required to file, Enova believes that all filing requirements applicable to its officers, directors and greater than ten percent shareholders were complied with.

Item 6.           Executive Compensation

         The following table sets forth the total compensation for the Chairman and the Chief Executive Officer and each of the Company's most highly compensated executive officers whose total salary and bonus for the fiscal 1999 exceeded $100,000 or would have exceeded $100,000 on an annualized basis.


------------------------------ ---------------------------- --------------------------- ----------------------------

           Name                       Annual Salary             Other Compensation                 Year
------------------------------ ---------------------------- --------------------------- ----------------------------
Dr. Alan Phan                  $0                           ($100,000 in Stock)         1999

------------------------------ ---------------------------- --------------------------- ----------------------------
Manu Ohri                      $0                           ($25,000 in Stock)          1999

------------------------------ ---------------------------- --------------------------- ----------------------------

(1) Stock represents Enova stock. Fair market value of stock indeterminable at the present time and will be determined when compensation paid.

Long-Term Incentive Plans

         None to report.

Stock Option Plan

         Enova has not adopted a formal stock option plan to compensate its Directors and Officers.


Employment Agreements

         Dr. Alan Phan's Employment Agreement. Enova entered into an employment agreement with Dr. Alan V. Phan in July 1999 pursuant to which Dr. Phan agreed to serve as Chairman of the Board of Directors of the company. The employment agreement provides that Dr. Phan will receive an annual base salary of $120,000 and an annual cash bonus as determined by the Board of Directors. In case Dr. Phan does not take compensation in cash, Enova will issue restricted common shares for compensation earned, calculated at the closing price on January 1, discounted by 50%, for the year compensation is earned. The company also granted Dr. Phan an option to purchase 500,000 shares of common stock at an exercise price of $2.00 per share. The company will provide Dr. Phan with 1) a life insurance policy in the amount of $1,000,000; 2) medical, dental and disability (long-term and short-term) coverages; 3) a car allowance of $650 per month; 4) membership dues for business and professional associations.

         Dr. Phan may terminate the employment agreement at any time for any reason or no reason upon delivering thirty days notice to the company. If the employment agreement is terminated by the company without cause, or if Dr. Phan terminates his employment for good reason, including as a result of a change in control, Dr. Phan is entitled to a lump sum payment dependent upon the amount of time the employment agreement has been in effect.

         If the employment agreement is terminated in the first year, the severance amount would be equal to his base salary for 12 months; if employment agreement is terminated in the second year, the severance amount will be equal to his base salary for 18 months; and if employment agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination. In addition, Dr. Phan shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon Enova's performance and in accordance with the terms, provisions and conditions of any company incentive bonus plan in which Dr. Phan may be designated a participant; (iv) providing, for a period of 12 months after the date of termination, at the company's expense, coverage to Dr. Phan under the company's life insurance and disability insurance policies and to Dr. Phan and his dependents under the company's health plan; if any of the company's health, life insurance, or disability insurance plans are not continued or if Dr. Phan is not eligible for coverage thereunder because of the termination of his employment, the company shall pay the amount required for Dr. Phan to obtain equivalent coverage; (v) providing to Dr. Phan reasonable outplacement services;
(vi) providing an office, secretarial support, and access to equipment and supplies for a period of 6 months after termination. Also upon termination of Dr. Phan's employment by Enova without cause, all equity options, restricted equity grants and similar rights held by Dr. Phan with respect to securities of the company shall automatically become vested and shall become immediately exercisable.

         Mr. Manu Ohri's Employment Agreement. Enova entered into an employment agreement with Mr. Manu Ohri in July 1999, pursuant to which Mr. Ohri agreed to serve as the Chief Executive Officer and President of the company. The employment agreement provides that Mr. Ohri will receive an annual base salary of $140,000 in the first year, $168,000 in the second year, and $201,600 in the third year, and an annual cash bonus as determined by the Board of Directors. The company also granted Mr. Ohri an option to purchase 200,000 shares of common stock at an exercise price of $2.00 per share. The Company will provide Mr. Ohri with (i) a life insurance policy in the amount of $1,000,000; (ii) medical, dental and disability (long-term and short-term) coverage; (iii) a car allowance of $650 per month; (iv) membership dues for business and professional associations not to exceed $2,500 annually without the authorization of the Board.

         Mr. Ohri may terminate the employment agreement at any time for any reason or no reason upon delivering thirty days notice to the company. If the employment agreement is terminated by the company without cause, or if Mr. Ohri terminates his employment for good reason, including as a result of a change in control, Mr. Ohri is entitled to a lump sum payment dependent upon the amount of time employment agreement has been in effect.

         If the employment agreement is terminated in the first year, the severance amount would be equal to Mr. Ohri's base salary for 12 months; if employment agreement is terminated in the second year, the severance amount will be equal to Mr. Ohri's base salary for 18 months; and if employment agreement has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination.

         In addition, Mr. Ohri shall receive (i) his base salary accrued through the date of termination; (ii) all accrued vacation pay and accrued bonuses, if any, to date of termination; (iii) any bonus which would have been paid but for the termination, prorated through the date of termination, based upon company's performance and in accordance with the terms, provisions and conditions of any company incentive bonus plan in which Mr. Ohri may be designated a participant;

(iv) providing, for a period of 12 months after the date of termination, at the company's expense, coverage to Mr. Ohri under the company's life insurance and disability insurance policies and to Mr. Ohri and his dependents under the company's health plan; if any of the company's health, life insurance, or disability insurance plans are not continued or if Mr. Ohri is not eligible for coverage thereunder because of the termination of his employment, the company shall pay the amount required for Mr. Ohri to obtain equivalent coverage; (v) providing to Mr. Ohri reasonable outplacement services; (vi) providing an office, secretarial support, and access to equipment and supplies for a period of 6 months after termination. Also upon termination of Mr. Ohri's employment by the company without cause, all equity options, restricted equity grants and similar rights held by Mr. Ohri with respect to securities of the company shall automatically become vested and shall become immediately exercisable.

Item 7.           Certain Relationships and Related Transactions

         On July 7, 1999, Enova authorized and issued restricted shares under Rule 144 to former holders of Convertible Debentures of Hartcourt, which holders had agreed to accept Enova's common shares in lieu of cash repayment. Enova issued 13,156 shares of its Common Stock to settle $65,780 of obligations of Hartcourt.

         On December 10, 1999, Pego received 100,000 shares of restricted common stock of Hartcourt, an affiliate, in satisfaction of all debts payable to Pego. The securities are traded over the OTC Bulletin Board and were valued at $1,525,000 on the date of exchange.

Item 8.           Description of Securities

         The following summary is a description of certain provisions of the company's Certificate of Incorporation and Bylaws. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provision of the Certificate of Incorporation and Bylaws, including the definitions therein of certain terms. Copies of the Certificate of Incorporation and Bylaws are filed as exhibits to the Registration Statement.

Common Stock

         Pursuant to the Enova's Certificate of Incorporation, the Board of Directors has authority to issue up to 75,000,000 shares of common stock, par value $0.001 per share. As of December 31, 1999, there were 5,149,712 shares issued, one vote for each share held on all matters. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they be annual or special, is not provided for under Enova's Certificate of Incorporation or Bylaws. However, under certain circumstances, cumulative voting rights in the election of Enova's directors may exist under California law. The holders of common stock will be entitled to receive such dividends, if any, as may be declared by the board from time to time out of legally available funds, subject to any preferential dividend rights of any outstanding shares of Preferred Stock.

         Upon the liquidation, dissolution, or winding up of the company, the holders of the common stock will be entitled to share ratably in all assets of the company that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. The holders of common stock are not entitled to preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affect by, the rights of any series of Preferred Stock, which the company may designate, and issue in the future.

Preferred Stock

         Pursuant to the Enova's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or specials rights and the qualifications, limitations of restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. As of December 31, 1999, there were 250 issued and outstanding shares of Preferred Stock.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

                  None to report.

Item 2.           Legal Proceedings

         On January 14, 2000, Comerica Bank - California, instituted a legal action against Pego Systems, Inc. as maker, Enova Holdings Inc. and Hartcourt Companies, Inc. as guarantors, in the Los Angeles County Superior Court, Case Number NC027075, alleging nonpayment of promissory notes, breach of security agreement and breach of guaranty contracts, and alleging monies due in amount of $924,636.26. Counsel to Enova is currently reviewing the documents with a preliminary report indicating that there are meritorious defenses and basis for counter claims that will be vigorously prosecuted. The company does not believe that there is a legal basis for the prosecution of this action.

Item 3.           Changes in and Disagreements with Accountants

         Weinberg & Company, P.A. ("Weinberg") were appointed Enova's independent accountants for the years ended December 31, 1999 and 1998, respectively. The opinion of Weinberg on the Balance Sheet of Enova and its subsidiaries at December 31, 1999 and 1998, and the statement of operations, shareholder's equity, and cash flows for Enova and its subsidiaries for the years ended December 31, 1999 and 1998, respectively, did not contain any adverse opinion or disclaimer, or modifications as to uncertainty, audit scope or accounting principles. The company has no disagreements with its accountants concerning accounting and financial disclosures.

         Harlan & Boettger, LLP ("Harlan") were the independent accountants for Pego and its subsidiary for the year ended December 31, 1998. The opinion of Harlan on the Balance Sheet of Pego and its subsidiary at December 31, 1998 and the statement of operations, shareholders' equity, and cash flows for Pego and its subsidiary for the year ended December 31, 1998, did not contain any adverse opinion or disclaimer, or modifications as to uncertainty, audit scope or accounting principles. There were no disagreements between the Pego and Harlan on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Harlan, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

Item 4.           Recent Sales of Unregistered Securities

                  None to report.

Item 5.           Indemnification of Directors and Officers

         Enova's Certificate of Incorporation and Bylaws provide for expanded indemnification of directors and officers of the company and limits the liability of directors of the company. The Bylaws provide that Enova shall indemnify each person who is or was an officer or director of Enova, or is or was serving as an officer, director, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise at the request of the company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such right to indemnification includes the right to advancement of expenses incurred by such person prior to final disposition of the proceeding, provided that such director or officer shall provide the company with an undertaking to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such person is not entitled to be indemnified for such expenses.

         The Bylaws also provide that Enova shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him or her connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the company unless and only to the extent that the Nevada Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Nevada Court of Chancery or such other court shall deem proper. No person shall be indemnified by the company for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Certificate of Incorporation provides that if the Nevada General Corporation law is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the company shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law, as so amended. The company has also entered into agreements to indemnify its officers and directors in addition to the indemnification provided for in the company's Bylaws.

         The company has also entered into indemnification agreements with its directors and officers which similarly provide for the indemnification and advancement of expenses. In addition, the company has agreed to indemnify the directors and officers to the fullest extent of the law pursuant to the terms of their employment agreement with the company.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the company pursuant to the provisions of the company's Certificate of Incorporation, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PART F/S

Enova Holdings, Inc. - Consolidated audited Financial Statements as of December 31, 1999 and 1998.

                      ENOVA HOLDINGS, INC. AND SUBSIDIARIES
                              FINANCIAL STATEMENTS
                        DECEMBER 31, 1999 (CONSOLIDATED)
                          DECEMBER 31, 1998 (COMBINED)

ENOVA HOLDINGS, INC. AND SUBSIDIARIES

                                    CONTENTS



PAGE               19           INDEPENDENT AUDITORS' REPORT

PAGE               20           CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 1999

PAGE               21           STATEMENTS OF OPERATIONS AND COMPRENSIVE LOSS
                                FOR THE YEARS ENDED DECEMBER 31, 1999
                                (CONSOLIDATED) AND DECEMBER 31, 1998 (COMBINED)

PAGE               22           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR THE YEARS ENDED DECEMBER 31, 1999
                                (CONSOLIDATED) AND DECEMBER 31, 1998 (COMBINED)

PAGE            23 - 24         STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                                DECEMBER 31, 1999 (CONSOLIDATED) AND DECEMBER
                                31, 1998 (COMBINED)

PAGES           25 - 35         NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31,
                                1999 AND 1998

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
Enova Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Enova Holdings, Inc. and Subsidiaries as of December 31, 1999 and the related statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1999 (consolidated) and December 31, 1998 (combined). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company's subsidiary, Pego Systems, Inc., as of December 31, 1998 were audited by other auditors whose report dated March 17, 1999 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated financial position of Enova Holdings, Inc. and Subsidiaries as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 (consolidated) and the December 31, 1998 (combined) in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the financial statements, the Company is in violation of certain debt covenants on a note and line of credit payable to a bank, and the bank has demanded payment in full. In addition, the Company has continuing losses and a working capital deficiency and accumulated deficit at December 31, 1999. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note L. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
March 8, 2000

                      ENOVA HOLDINGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                     ASSETS


CURRENT ASSETS
    Cash and cash equivalents                                                                               $ 60,373
    Accounts receivable, net                                                                               1,177,544
    Inventory                                                                                                830,783
    Other current assets                                                                                      16,494
                                                                                                        ------------
        Total Current Assets                                                                               2,085,194
                                                                                                        ------------

PROPERTY AND EQUIPMENT, net                                                                                1,343,883

OTHER ASSETS
Investments                                                                                                1,506,250
    Intangible, net                                                                                          734,930
    Receivable from affiliate                                                                                 65,780
                                                                                                        ------------
           Total Other Assets                                                                              2,306,960
                                                                                                        ------------

TOTAL ASSETS                                                                                            $  5,736,037
                                                                                                        ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                                    $  1,061,720
    Lines of credit                                                                                          250,000
    Accrued expenses                                                                                         520,248
    Notes payable, current portion                                                                           877,156
    Capital lease obligations, current portion                                                                13,112
                                                                                                        ------------
           Total Current Liabilities                                                                       2,722,236

NOTES PAYABLE                                                                                              1,468,828

CAPITAL LEASE OBLIGATIONS                                                                                     71,530
                                                                                                        ------------

TOTAL LIABILITIES                                                                                          4,262,594
                                                                                                        ------------

SHAREHOLDERS' EQUITY
    Preferred stock, $.001 par value, 25,000,000 shares authorized,
       250 shares issued and outstanding                                                                           -
    Common stock, $.001 par value, 75,000,000 shares authorized,
       5,149,712 shares issued and outstanding                                                                 5,150
    Additional paid-in capital                                                                             2,332,862
    Accumulated other comprehensive income                                                                   431,250
    Accumulated deficit                                                                                   (1,295,819)
                                                                                                        ------------
           Total Shareholders' Equity                                                                      1,473,443
                                                                                                        ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                              $  5,736,037
                                                                                                        ============

                 See accompanying notes to financial statements.


                      ENOVA HOLDINGS, INC. AND SUBSIDIARIES
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
              FOR THE YEARS ENDED DECEMBER 31, 1999 (CONSOLIDATED)
                        AND DECEMBER 31, 1998 (COMBINED)

                                                                                                  1999                 1998
                                                                                           -----------------   ------------------

NET SALES                                                                                  $     6,970,262     $      6,631,798

COST OF SALES                                                                                    4,600,448            4,794,128
                                                                                           -----------------   ------------------

Gross profit                                                                                     2,369,814            1,837,670
                                                                                           -----------------   ------------------

OPERATING EXPENSES
   Sales and marketing                                                                           1,002,110              844,693
   General and administrative                                                                    1,615,523              976,435
   Impairments                                                                                        -                 991,081
                                                                                           -----------------   ------------------

     Total Operating Expenses                                                                    2,617,633            2,812,209
                                                                                           -----------------   ------------------

LOSS FROM OPERATIONS                                                                              (247,819)            (974,539)

OTHER (INCOME) EXPENSES
   Interest income                                                                                    (708)             (46,758)
   Interest expense                                                                                164,206              129,832
   Loss on disposal of assets                                                                       40,134                 -
   Gain on settlement of receivable                                                                (16,358)                -
                                                                                           -----------------   ------------------

     Total Other (Income) Expenses                                                                 187,274               83,074
                                                                                           -----------------   ------------------

NET LOSS BEFORE INCOME TAXES                                                                      (435,093)          (1,057,613)

   Income taxes                                                                                       -                  35,800
                                                                                           -----------------   ------------------

NET LOSS                                                                                          (435,093)          (1,093,413)

Other comprehensive income
   Unrealized gain on investments                                                                  431,250                 -
                                                                                           -----------------   ------------------

COMPREHENSIVE LOSS                                                                         $       (3,843)     $     (1,093,413)
                                                                                           =================   ==================

Net loss per common share - basic and diluted                                              $         (0.08)    $          (0.21)
                                                                                           =================   ==================

Weighted average shares outstanding - basic and diluted                                          5,142,936            5,136,556
                                                                                           =================   ==================

                 See accompanying notes to financial statements.


                      ENOVA HOLDINGS, INC. AND SUBSIDIARIES
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999 (CONSOLIDATED)
                              AND 1998 (COMBINED)

                                                                                               ADDITIONAL        ACCUMULATED
                                            PREFERRED STOCK                COMMON STOCK          PAID-IN   OTHER COMPREHENSIVE
                                         SHARES         AMOUNT         SHARES       AMOUNT       CAPITAL           INCOME
                                     --------------- ---------   ------------- ----------   -------------  -----------------

Balance, December 31, 1997                    -      $  -          5,136,555   $  5,137     $ 2,251,595     $         -

Contribution of equipment                     -         -               -          -             15,000               -

Additional paid-in capital                    -         -               -          -                500               -

Net loss 1998                                 -         -               -          -               -                  -
                                     --------------- ---------   ------------- ----------   -------------  -----------------

Balance, December 31, 1998                    -         -          5,136,555      5,137       2,267,095               -

Recapitalization                              -         -               1          -               -                  -

Stock issued pursuant to
  distribution agreement                      250       -               -          -               -                  -

Stock issued as loan to prior
 principal stockholder                        -         -             13,156         13          65,767               -

Unrealized gain on investments                -         -               -          -               -               431,250

Net loss 1999                                 -         -               -          -               -                  -
                                     --------------- ---------   ------------- ----------   -------------  -----------------

BALANCE, DECEMBER 31, 1999
                                              250    $  -          5,149,712   $  5,150     $ 2,332,862     $      431,250
                                     =============== =========   ============= ==========   =============  =================


          See accompanying notes to consolidated financial statements.


                      ENOVA HOLDINGS, INC. AND SUBSIDIARIES
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999 (CONSOLIDATED)
                         AND 1998 (COMBINED) (continued)

                                     RETAINED EARNINGS
                                     (ACCUMULATED
                                     DEFICIT)              TOTAL
                                     ------------------ ----------------

Balance, December 31, 1997           $        232,687   $    2,489,419

Contribution of equipment                        -              15,000

Additional paid-in capital                       -                 500

Net loss 1998                              (1,093,413)      (1,093,413)
                                     ------------------ ----------------

Balance, December 31, 1998                   (860,726)       1,411,506

Recapitalization                                 -                -

Stock issued pursuant to
  distribution agreement                         -                -

Stock issued as loan to prior
 principal stockholder                           -              65,780

Unrealized gain on investments                   -             431,250

Net loss 1999                                (435,093)        (435,093)
                                     ------------------ ----------------

BALANCE, DECEMBER 31, 1999
                                     $     (1,295,819)  $    1,473,443
                                     ================== ================

          See accompanying notes to consolidated financial statements.


                      ENOVA HOLDINGS, INC. AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999 (CONSOLIDATED)
                        AND DECEMBER 31, 1998 (COMBINED)

                                                                                                 1999                  1998
                                                                                         -------------------   ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                              $        (435,093)    $     (1,093,413)
   Adjustments to reconcile net profit to net cash provided by (used in)
    operating activities:
     Impairments                                                                                      -                 991,081
     Depreciation                                                                                   68,904               60,501
     Amortization                                                                                   53,103               81,252
     Loss on disposal assets                                                                        40,134                 -
     Gain on settlement of receivable                                                              (16,358)                -
     Provisions for doubtful accounts                                                                 -                  10,000
     Changes in assets and liabilities:
        (Increase) Decrease in accounts receivable                                                (193,453)             548,350
        (Increase) Decrease in inventory                                                          (239,904)             164,705
        (Increase) Decrease in other assets                                                         (9,368)               8,988
        Decrease in prepaid income taxes                                                              -                  35,000
        Increase in accounts payable                                                               176,210              162,914
        Increase (Decrease) in accrued expenses                                                    473,123             (193,675)
                                                                                         -------------------   ------------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                                (82,702)             775,703
                                                                                         -------------------   ------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                                                             (30,779)             (77,676)
   Advances to affiliate                                                                           (67,561)                -
   Purchases of subsidiary                                                                            -                (235,000)
   Loan to parent company                                                                             -                (991,081)
                                                                                         -------------------   ------------------
NET CASH USED IN INVESTING ACTIVITIES                                                              (98,340)          (1,303,757)
                                                                                         -------------------   ------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net proceeds from lines of credit                                                               200,000                 -
   Net payments on lines of credit                                                                    -                (200,000)
   Proceeds from notes payable                                                                     250,000            1,235,000
   Payments on notes payable                                                                      (549,692)            (159,431)
   Payments on capital lease                                                                        (4,007)              (7,760)
   Proceeds from issuance of common stock                                                             -                     500
                                                                                         -------------------   ------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                               (103,699)             868,309

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                                                                      (284,741)             340,255

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                       345,114                4,859
                                                                                         -------------------   ------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                   $          60,373     $        345,114
                                                                                         ===================   ==================

                 See accompanying notes to financial statements.


    Supplemental Disclosures of Cash Flow Information:

    Non-cash investing and financing activities:


          Common stock issued to third party to settle debt of former parent                             $             65,780
          Equipment acquired under capital lease                                                         $             86,356
          Accounts receivable settled for marketable securities                                          $          1,058,642

    Cash paid during the year ended December 31, 1999 for:

          Interest                                                                                       $            164,206
          Income taxes                                                                                   $             52,026

See accompanying notes to financial statements.

A.  Organization and Summary of Significant Accounting Policies:

Organization and Nature of Operations

Enova Holdings, Inc.'s. ("Enova" or the "Company") operations include distribution, service, and manufacturing of custom process equipment packages for the air and gas handling equipment industry. The Company operates through two operating subsidiaries; Pego Systems, Inc. ("Pego") and Pacific Pneumatics, Inc. ("PPI"). (See Note B)

Basis of presentation

The accompanying financial statements have been prepared on a consolidated basis for 1999 and combined basis for 1998. The combined 1998 financial statements include the accounts of Enova, Pego and PPI under common control of Hartcourt Companies, Inc.
("Hartcourt").  (See Note B)

Principles of Consolidation and Combination

The accompanying  consolidated  and combined  financial  statements  include the accounts  of  Enova  Holdings,  Inc.,  Pego,  and  PPI.  For  purposes  of these consolidated and combined financial statements all material intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with a initial maturity of three months or less to be cash equivalents.

Investments in Marketable Securities

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." ("SFAS 115"). Management determines the appropriate classification of its investments at the time of acquisition and re-evaluates such determination at each balance sheet date. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. In determining realized gains and losses, the cost of the securities sold is based on the specific identification method.

Investments in Non-Marketable Equity Securities

The Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 ("APB 18") and related interpretations. Under APB 18, investments in corporate joint ventures and other common stock of less than 20% are generally accounted for using the cost method while investments between 20% and 50% are generally accounted for using the equity method.

Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amounts of the Company's accounts receivable, accounts payable, accrued liabilities, and current loans payable approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable

The Company extends credit in the normal course of business to its customers who are located throughout the United States. The Company performs ongoing credit evaluations of its customers, and generally does not require collateral. At December 31, 1999, the allowance for doubtful accounts was $10,000.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value, and consists of purchased parts, materials, labor, and overhead.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from five to seven years. The building is depreciated over an estimated useful live of 20 years. The Company's policy is to evaluate the remaining lives and recoverability in light of current conditions.

Intangibles

Goodwill and other intangible assets are amortized on the straight-line basis. Goodwill, the excess of the Company's purchase price over the fair value of the net assets acquired, is amortized over 25 years. The covenant not to compete is amortized over five years.

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Accordingly, based on these evaluations, management has adjusted the carrying value of goodwill in 1998 (See Note E).

Advertising

Advertising costs are expensed as incurred. Advertising expense included in general and administrative expenses was $36,858 and $ 33,115 for the year ended December 31, 1999 and 1998, respectively.

Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. The components of the deferred tax asset and liability are individually classified as current and non-current based on their characteristics.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Loss Per Share

Basic and diluted net loss per common share for the years ended December 31, 1999 and 1998 is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents outstanding at December 31, 1999 or 1998.

Business Segments

The  Company  applies  Statement  of  Financial  Accounting  Standards  No.  131
"Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of pronouncement No. 133, as amended by No. 137, will not have a material effect on the Company's financial position or results of operations.

B.  Business Acquisitions and Stock Issuances:

Enova Holdings, Inc., Pego and PPI were subsidiaries of Hartcourt until they were spun-off effective March 31, 1999 (see below).

The acquisition of Pego by Hartcourt in October 1997 was accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 ("APB 16") "Business Combinations" and using push-down accounting. The acquisition was recorded based upon a purchase price of $2,211,501 and based on the fair value of the assets acquired and liabilities assumed resulting in goodwill of $1,326,083. The goodwill is being amortized over a period of 25 years. (See Note E)

On August 6, 1998, Pego purchased all outstanding shares of PPI. Terms of the transaction include payment of $235,000 in cash and the transfer of equipment valued at $15,000. Included in the acquisition price is a covenant not-to compete (See Note E). The excess purchase price over the fair value of the net assets totaling $442,543, was recorded as goodwill. (See Note E)

On March 1, 1999 in contemplation of the spin-off of the Company from its parent, Hartcourt, discussed below, the Company entered into an exchange agreement, as amended, (the "Agreement") with Hartcourt. Under the terms of the Agreement, the Company agreed to issue 4,709,788 shares of its common stock to Hartcourt shareholders in exchange for all of Hartcourt's ownership in Pego and ECS. The exchange was accounted for at historical cost since it qualified as a combination of entities under common control pursuant to AICPA Interpretation 39 of APB Opinion 16 and Emerging Issues Task Force 90-5 ("EITF 90-5") "Exchange of Ownership Interest Between Entities Under Common Control" and a recapitalization of Pego pursuant to APB 16. As a result, the Company obtained a 100% ownership interest in Pego and a 35% ownership interest in Electronic Components and Systems, Inc. ("ECS"). The investment in ECS was recorded at its carry-over historical basis of zero. (See Note F)

Under generally accepted accounting principles, the Company whose stockholders receive over 50% voting control of the surviving entity in business combination is considered the acquirer for accounting purposes. Accordingly, the transaction is accounted for as a recapitalization of Pego, a combination of business under common control and an asset acquisition of securities in ECS. The financial statements subsequent to the acquisition are as follows: (1) the balance sheet includes the net assets of Pego, PPI, and Enova Holdings, Inc. at historical cost; (2) the statement of operations includes the operations of Pego PPI, and Enova Holdings, Inc. for the periods presented.

All capital stock and earnings per share data in the accompanying financial statements have been retroactively restated to reflect the recapitalization.

On March 1, 1999, in conjunction with the above Agreement, the Company entered into a distribution agreement (the "Distribution Agreement") with Hartcourt. Under the terms of the Distribution Agreement, Hartcourt agreed to distribute, to all its shareholders of record on March 31, 1999, the 4,709,788 shares of the common stock of the Company owned by Hartcourt at a 1 for 4 ratio and to file a registration Statement on Form 10-SB to cause the distributed shares to the Company to be registered under the Securities Exchange Act of 1934, as amended. Due to the rounding of fractional shares, an additional 146 shares were issued. This distribution transaction was accounted for as a spin-off by Hartcourt. In addition, 250 new preferred shares were issued to a preferred shareholder of Hartcourt, who is the Chairman of the Company, at the same 1 for 4 ratio pursuant to the Board of Directors' authorization, and their interpretation of the Distribution Agreement. The 250 preferred shares entitle the Chairman to appoint three-fifths of the membership of the Board of Directors of the Company. Subsequent to March 31, 1999, Hartcourt issued common shares to the Company's Chairman for services rendered during 1998. In September 1998, the Company's Board of Directors issued a resolution to retroactively include these common shares as part of the Distribution Agreement. As a result, an additional 426,621 shares of the Company's common stock were issued. Thus, an aggregate of 5,136,555 of common shares and 250 preferred shares, respectively, were issued pursuant to the Distribution Agreement.

On July 7, 1999, the Company issued 13,156 shares of its common stock to satisfy former holders of convertible debentures of Hartcourt. The shares were recorded by the Company at the $65,780 Hartcourt carrying value of the debentures, with a corresponding amount due from Hartcourt.


C.  Inventory:

       Inventory at December 31, 1999 consists of the following:

          Raw materials and purchased parts                                                                 $  491,788
          Work-in-process                                                                                      338,995
                                                                                                          ------------
                                                                                                            $  830,783
D.  Property and Equipment:

       Property and equipment at December 31, 1999 consists of the following:

          Building and improvements                                                                        $   661,215
          Land  586,155
          Computer equipment                                                                                    52,476
          Furniture and equipment                                                                               56,125
          Vehicles                                                                                              28,904
          Equipment under capital lease                                                                         86,356
                                                                                                          ------------

                                                                                                             1,471,231

          Less accumulated depreciation                                                                       (127,348)

          Property and equipment, net                                                                       $1,343,883



E.  Intangibles:

       Intangibles at December 31, 1999 consists of the following:

          Goodwill                                                                                          $  777,545
          Covenant not to compete                                                                              110,000
                                                                                                           -----------

                                                                                                               887,545

          Less accumulated amortization                                                                       (152,615)

          Intangibles, net                                                                                 $   734,930
                                                                                                           ===========

       Goodwill consists of amounts paid in excess of the fair value of the net assets in the acquisition of Pego by Hartcourt and the acquisition of PPI by Pego. Management has evaluated the recoverability of goodwill and had recorded an impairment of $991,081 during 1998.

       The covenant not-to compete agreements are with the former stockholders of the Company which are in effect for a five year period.

F.  Investments:

       Investment in Hartcourt

       On December 19, 1999, Hartcourt, who owed the Company $1,058,642, issued 100,000 shares of its restricted common stock, valued at $10.75 per share based upon the quoted market price, to satisfy its debt to the Company and in exchange for the ECS common stock held by the Company. The Company recognized a gain on settlement of $16,358. At December 31, 1999, the investment in Hartcourt stock was classified as available-for-sale and the Company recorded an unrealized gain of $431,250, which is included in the financial statements as other comprehensive income.

       Investment in ECS

       During the period from March 1, 1999 to September 15, 1999 the investment in ECS was accounted for under the equity method and remained at zero due to losses in ECS. From September 15, 1999 the investment in ECS was recorded under the cost method since at September 15, 1999, the Company's percentage holdings in ECS of 35,000 shares of common stock was diluted to under 20%. As discussed above, the ECS common stock was exchanged as part of the settlement of receivables from Hartcourt. There was no accounting effect since the recorded value of ECS at the exchange date of December 19, 1999 was zero.

G.  Lines of Credit:

       The Company has a line of credit agreement with a bank that provides that it may borrow up to $300,000 at the prime rate of 9%. The line of credit is collateralized by inventory, equipment and accounts receivable and is due on demand. At December 31, 1999, the Company had borrowed $ 200,000 under this agreement. This line is also guaranteed by Hartcourt. The Company was in violation of certain covenants at December 31, 1999, and accordingly, the bank has demanded payment in full from the Company and its guarantors. As of the date of this report, neither the Company nor its guarantors have made payment.

       PPI, the Company's subsidiary, has an unsecured line of credit with a bank which provides that it may borrow up to $50,000 at the prime rate plus 5.5% (13.25%) at December 31, 1999. At December 31, 1999, the entire line was drawn.


H.  Notes Payable:

       Notes payable at December 31, 1999 consists of the following:

       Note payable,  individual,  monthly  principal  and interest  payments of
       $9,544 with interest at 8.5%; matures November 2024;
       collateralized by land and building.                                                                $ 1,184,085

       Note  payable,  bank,  monthly  installments  of $34,306 plus interest at prime plus 2%,  however,  the Company  was charged at the bank's  default rate of 13.25% at December 31, 1999;  collateralized by substantially all assets of the Company;  all unpaid  principal and interest due in full on
       June 5, 2001. The agreement  requires  maintenance  of certain  financial covenants on a quarterly  basis and other  restrictions of certain assets of the parent  company.  The note is also  guaranteed by  Hartcourt.  The
       Company was in violation of the covenants and  restriction  provisions of the  agreement  at December 31,  1999.  Accordingly,  the bank has demand payment in full
       and the balance has been included in the current portion.                                               686,104

       Note  payable,  former  owner  of PPI,  monthly  principal  and  interest payments of $3,146 including interest at 6.5% due May 2010,
       unsecured.                                                                                              282,070

       Note  payable,  former  owner  of PPI,  monthly  principal  and  interest payments of $780 including interest at 6% per; due June 2005;
       unsecured.                                                                                               43,725

       Note payable to Hartcourt, non-interest bearing, due on demand, unsecured.                               50,000

       Note payable, for $150,000, total principal and interest of $30,000 due
       March 30, 2000, secured by 10,000 shares of Hartcourt stock.  In January
       2000, the remaining $50,000 under the note was received by the Company.                                 100,000
                                                                                                         -------------

                                                                                                             2,345,984

       Less current portion                                                                                   (877,156)

       Notes payable, less current portion                                                                 $ 1,468,828
                                                                                                        ==============


The following is a summary of principal maturities of notes payable:

             Year Ending
            December 31,

                2000                                                                                         $ 877,156
                2001                                                                                            44,085
                2002                                                                                            47,348
                2003                                                                                            50,858
                2004                                                                                            54,632
                Thereafter                                                                                   1,271,905
                                                                                                           -----------
                Total                                                                                       $2,345,984

I.     Commitments:

       Operating Leases

       The Company leases facilities under long-term, non-cancelable lease agreements expiring at various dates through November 2001. The non-cancelable operating lease agreements provide that the Company pays property taxes, insurance and certain operating expenses applicable to the leased premises. Rent expense for 1999 and 1998 was $66,126 and $47,378, respectively.


       Future  minimum  lease  payments   required  under  the  operating  lease
agreements are as follows:

                2000                                                                                         $  16,116
                2001                                                                                            11,096
                                                                                                            ----------

                Total minimum lease payments                                                                 $  27,212
                                                                                                             =========

       Capital Leases

       The company  leases  certain  computer  equipment  under a capital lease.
       Future minimum lease payments required under the capital lease are as follows:

                2000                                                                                        $   23,088
                2001                                                                                            23,088
                2002                                                                                            23,088
                2003                                                                                               030
                Less interest                                                                                  (29,740)

                                                                                                                84,642
                Current portion                                                                                (13,112)
                                                                                                             $  71,530

       Consulting Agreement

       On December 21, 1999, the Company entered into a consulting agreement effective January 1, 2000 and terminating on June 30, 2000 with an option to renew for an additional six months. The consultant will provide services, as defined in the Agreement, generally relating to operations, sales and acquisitions. A payment of $2,000 per month starting January 31, 2000 will be due and a leased automobile will be provided. The consultant will be paid a finder's fee under a stipulated schedule based on the purchase price for any acquisitions closed. The $2,000 per month paid is to be deducted from any finder's fee due.

       Employment Agreements

The Company is obligated under employment contracts with its Chairman of the Board and Chief Executive Officer ("Executives"), to provide salary and fringe benefits through June 30, 2002. Minimum salary payments under the contracts currently amount to $260,000 per year and aggregate $739,600 through June 30, 2002. At December 31, 1999, $85,000 in compensation expense was included in accrued expenses relating to the employment contracts. The Company may terminate Executive's employment at any time for any reason or no reason upon giving a written notice to the Executive. In such event, the Company shall pay to the Executive an amount equal to six months of base compensation.

In the event the Company terminates the Executive's employment without good cause, the Company shall make severance payments equal to and in the same manner as the Executive's Basic Compensation in effect at the time of such termination for the remaining term of the employment contract. To the extent Executive receives compensation from any form of employment after such termination for any part of the period during which termination payments made to the Executive by the Company, Executive shall immediately so inform the Company, and the termination payment payable pursuant to this subparagraph will be reduced at the rate of $0.75 for each dollar of compensation so received by the Executive.

In the event the Company terminates the Executive's employment with good cause in the first year, the severance amount would be equal to Executive's base salary for 12 months; if Executive's employment is terminated in the second year, the severance amount will be equal to his base salary for 18 months; and if Executive's employment has been in effect for longer than two years, the severance amount will equal 24 months of base pay at the time of termination.

Upon termination of employment by the Company without good cause, all equity options, restricted equity grants and similar rights held by the Executive with respect to securities of the Company shall automatically become vested and shall become immediately exercisable.

J.  Employee Benefit Plan:

The Company has a 401(k) employee savings and profit sharing plan for the benefit of its employees. Under the plan, eligible employees may contribute 1% to 15% of their compensation. At the discretion of the Board of Directors, the Company may contribute additional amounts to the plan on behalf of those who actively participate. Company contributions vest over a six-year period. Contributions totaled $10,124 for the year ended December 31, 1999.

K. Income Taxes:

       Income tax expense for the years ended December 31, 1999 and 1998 are as follows:


Current:                   1998          1999
                         --------      --------
               Federal   $      -      $ 25,800
               State            -        10,000
                         --------      --------
                         $      -      $ 35,800

The tax affects of temporary differences that give rise to significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                             1999         1998
                                                         -----------    -------
Deferred tax assets:
Net operating loss carryforward                             $187,950 $   35,600
         Impairment of goodwill                              346,900    346,900
                                                         -----------    -------
                                                             534,850    382,500

                                   Valuation allowance      (534,850)  (382,500)
                                                         -----------    -------
                                   Net deferred taxes       $   -       $     -
                                                         ===========    =======

Impairment of goodwill is not deductible in 1999 and 1998 for income tax purposes. Goodwill is amortized over fifteen years for income tax purposes or until the Company has disposed of its ownership in the entity to which the goodwill relates.

At December 31, 1999, the Company had net operating loss carryforwards, of approximately $537,000, available to offset future taxable income expiring through 2019.

The valuation allowance at January 1, 1999 was $382,500. The net change in the valuation allowance was an increase of $152,350.

L. Going Concern:

As reflected in the accompanying financial statements, the Company is in violation of certain debt covenants on a $686,104 note payable and a $200,000 credit line payable to a bank and the bank has demanded payment in full from the Company and its guarantor, who at the date of this audit report, have not paid such debts. In addition the Company has continuing losses from operations and a working capital deficit and accumulated deficit of $637,042 and $1,295,819 respectively at December 31, 1999. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital or obtain debt financing and generate income from operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management plans to sell its investment in Hartcourt common stock upon effectiveness of a registration statement filed by Hartcourt in February 2000 to register such shares. Management believes that actions presently being taken to generate cash and thus pay the bank loans provide the opportunity for the Company to continue as a going concern.

M. Subsequent Events:

On January 14, 2000, the bank who had demanded payment in full (Notes G, H and L), filed a complaint against the Company on an alleged non-payment of a promissory note and breach of security agreement, alleging payment in the amount of $924,636.26. This amount is recorded as a liability on the Company's financial statements at December 31, 1999. Management and its counsel are currently reviewing the complaint noting that there are meritorious defenses and basis for counter claims which may be vigorously prosecuted. The Company does not believe that there is a legal basis for the prosecution of this action.

PART III

Index to Exhibits

3(i)     Articles of Incorporation of Yes Lifestyles, Inc.

3(ii)    Bylaws of Yes Lifestyles, Inc.

3(iii) Certificate of Amendment to the Articles of Incorporation of Yes Lifestyles, Inc.

4        Form of Common Stock Certificate of Enova Holdings Inc.

10.1 Share Purchase Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.

10.2 Exchange Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.

10.3 Distribution Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.

10.4     Employment Agreements with Dr. Alan V. Phan

10.5     Employment Agreement with Mr. Manu Ohri

21       Subsidiaries of Enova

23       Consent of Independent Auditors

27       Financial Data Schedule

99       Nevada Revised Statutes Section 78.751

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Issuer has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Enova Holdings Inc.
                                        a Nevada corporation

Date:    March 23, 2000                 By:  /s/  Dr. Alan V. Phan
                                             ----------------------------------
                                             Name:     Dr. Alan V. Phan
                                             Title:    Chairman

                                        By:  /s/  Mr. Manu Ohri
                                             ----------------------------------
                                             Name:     Mr. Manu Ohri
                                             Title:    Chief Executive Officer

Index to Exhibits

3(i)     Articles of Incorporation of Yes Lifestyles, Inc.

3(ii)    Bylaws of Yes Lifestyles, Inc.

3(iii) Certificate of Amendment to the Articles of Incorporation of Yes Lifestyles, Inc.

4        Form of Common Stock Certificate of Enova Holdings Inc.

10.1 Share Purchase Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.

10.2 Exchange Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.

10.3 Distribution Agreement between The Hartcourt Companies, Inc. and Enova Holdings, Inc.

10.4     Employment Agreements with Dr. Alan V. Phan

10.5     Employment Agreement with Mr. Manu Ohri

21       Subsidiaries of Enova

23       Consent of Independent Auditors

27       Financial Data Schedule

99       Nevada Revised Statutes Section 78.751